April 11, 2016

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549
Attention: Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions

Re:	RTI Surgical, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 5, 2016 File No. 000-31271

Dear Mr. Duchovny:

On behalf of our client, RTI Surgical, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2016, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 5, 2016, File No. 000-31271 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Enclosed with the email version of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each of the Staff’s comments is repeated below, along with the Company’s response to each comment set forth immediately following the comment.

Comment 1

Preliminary Schedule 14A

Executive Transition Agreements, page 43

1.	We note your reference to “Change in Control” provisions in the executive transition agreements. Please revise to include the definition of the term here instead of referencing the agreements filed as exhibits in the past. Also, clarify whether the election of all Krensavage nominees would result in a Change in Control, as defined.

Securities and Exchange Commission

April 11, 2016

Response

We have added the definition of “Change in Control” to page 44 of the Amended Preliminary Proxy Statement. We have also added the following two sentences on page 44 of the Amended Preliminary Proxy Statement: “If all four of Krensavage’s nominees were elected to the Company’s Board of Directors, five of the Board’s nine directors would be members of the Incumbent Board (as defined above). As a result, this would not be a Change in Control for purposes of the executive transition agreements.”

Comment 2

Preliminary Schedule 14A

Executive Transition Agreements, page 43

2.	On a related note, disclose whether the election of all Krensavage nominees would have any other effects on the company. For example, would such development result in the acceleration of any debt or the automatic vesting of any options or warrants?

Response

The election of all four of Krensavage’s nominees would not result in the acceleration of any of the Company’s debt, the automatic vesting of any options or warrants, or any other significant effects under any of the Company’s debt, equity, or other material agreements.

*        *        *

In connection with responding to the Staff’s comments, we acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions concerning the foregoing.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Robert J. Grammig

Robert J. Grammig

cc:	Brian Hutchison, Chief Executive Officer, RTI Surgical, Inc. Thomas F. Rose, Corporate Secretary, RTI Surgical, Inc.